Uni-Pixel, Inc.

8708 Technology Forest Pl, Ste 100

The Woodlands, TX 77381

281-825-4500

October 12, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn.:                 Mr. Russell Mancuso

Branch Chief

Re:                               Uni-Pixel, Inc.

Registration Statement of Form S-1

Filed September 9, 2010

File No. 333-169279

Dear Mr. Mancuso:

By letter dated October 6, 2010, the Staff of the Securities and Exchange Commission provided to Uni-Pixel, Inc. certain comments with respect to its review of our Registration Statement on Form S-1 filed September 9, 2010 (the “Registration Statement”).  Enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the Registration Statement. The Amendment, which was filed with the Securities and Exchange Commission on the date hereof, has been marked to show changes from the Registration Statement, which include those changes made in response to the Staff’s comments. The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Our responses to the Staff’s letter are set forth below.  In responding to each comment, we have reproduced the full text of the Staff’s comment, which is followed by our response.

Comment 1.  We note that your disclosure assumes that a reverse stock split will be undertaken by the board of directors at a rate of 1-for-15 shares of common stock outstanding. Please confirm that a 1-for-15 reverse split will occur before you request acceleration of the date of effectiveness of your Form S-1.

Response:  As disclosed on the prospectus cover page, prior to the effectiveness of the Registration Statement of which the prospectus is a part, we will effect a reverse stock split anticipated to be on a 1-for-15 basis.  We confirm that a 1-for-15 reverse split will occur before we request acceleration of the date of effectiveness of the Registration Statement.

Prospectus Cover Page

Comment 2.  Please note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Securities Act Rule 430A.  See Regulation S-K Item 501(b)(2).  Please revise to include all non-Rule 430A information here and throughout your document.

Response:  We have amended the Registration Statement to include the number of securities being offered pursuant to Item 501(b)(2) of Regulation S-K and all other non-Rule 430A information that was not otherwise included in the Registration Statement as originally filed.

Where you can find more information, page 26

Comment 3.  Given your disclosure on page 13, it does not appear that you are eligible to incorporate by reference.  Refer to General Instruction VII of Form S-1.  Please revise or advise.

Response:  To be eligible to incorporate by reference, a registrant is required to satisfy the requirements of General Instruction VII of Form S-1, which we believe we satisfy.  Specifically in response to the Staff’s comment, General Instruction VII.D.1(c) of Form S-1 requires that the registrant is not, and during the past three years neither the registrant nor any of its predecessors was, a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act of 1934, as amended (the “Exchange Act”).

Exclusive of the offering proposed pursuant to the Registration Statement, we have not been a registrant for an offering of any securities, including penny stock, during the prior three years.  With respect to this proposed offering, Rule 3a51-1 of the Exchange Act provides that “the term ‘penny stock’ shall mean any equity security other than a security . . . that has a price of five dollars or more.”  Rule 3a51-1(d)(1)(i) provides that “a security has a price of five dollars or more for a particular transaction if the security is purchased or sold in that transaction at a price of five dollars or more, excluding any broker or dealer commission, commission equivalent, mark-up, or mark-down.”  As indicated in our response to Comment 1 above, prior to the effectiveness of the Registration Statement, we will effect a reverse stock split anticipated to be on a 1-for-15 basis.  After giving effect to the reverse stock split, we intend to offer shares of our common stock in this proposed offering at a price of at least five dollars.  We have also amended the risk factor referenced by the Staff on page 13 of the Registration Statement, as well as the cover page of the prospectus, to make this fact clear.  Accordingly, we do not believe that the proposed offering pursuant to the Registration Statement can be deemed an offering of penny stock pursuant to Rule 3a51-1(d)(1)(i).

Accordingly, we believe that we satisfy all of the requirements imposed by General Instruction VII of Form S-1 and thus are eligible to incorporate by reference.

* * * * * * * * *

Uni-Pixel, Inc. represents to the Securities and Exchange Commission and its Staff that we are responsible for the adequacy and accuracy of the disclosures in our filings.  We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, we will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (281) 825-4500 or Scott Chenevert at (225) 248-2116.

Sincerely,

/s/ Reed J. Killion
Reed J. Killion
President and Chief Executive Officer

cc:                                 Scott D. Chenevert, Esq.

Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.